EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
(416) 250-6699
FAX(416) 250-7726

03 NOV 24 AM 7:21

DELIVERED BY FAX 1-202-942-9624

[redacted]

03037628

November 24, 2003

PROCESSED
DEC 03 2003
THOMSON FINANCIAL

SUPPL

Mr. Elliott Staffin Esq.
Office of International Corporate Finance
Mail Stop 3-2
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Re: Rule 12g3-2(b)
ISSUER: CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION")
EXEMPTION NO. 82-4485

Champion Natural Health.com Inc. ("Champion")
Filing of September 30, 2003 second quarter financial statements
Filing of confirmation of mailing

Dear Sir:

Please find enclosed a copy of Champion's September 30, 2003 second quarter financial statements and confirmation of mailing.

These documents are being filed with the SEC to maintain Champion's status as an exempt company on your 12g3-2(b) exempt company list.

Please call if you have any questions.

Yours truly
Champion Natural Health.com Inc.

Larry Melnick
President

Dw 12/1

EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.

INTERIM FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)

SEPTEMBER 30, 2003

CHAMPION NATURAL HEALTH.COM INC.

EXEMPTION NUMBER
82-4485

INTERIM BALANCE SHEET
(Unaudited - Prepared by Management)

ASSETS

	September 30 2003	March 31 2003
CURRENT		
Cash and cash equivalents	$ 54,102	$ 13,668
Sundry receivable	622	4,580
Mortgage receivable	-	95,000
	54,724	113,248
INTANGIBLE ASSETS	150,000	200,000
PROPERTY, PLANT AND EQUIPMENT	93,880	96,288
	$ 298,604	$ 409,536

LIABILITIES

	September 30 2003	March 31 2003
CURRENT		
Accounts payable and accrued liabilities (Note 3)	$ 31,381	$ 12,597
LOANS PAYABLE	66,109	70,609
	97,490	83,206

SHAREHOLDERS' EQUITY

	September 30 2003	March 31 2003
CAPITAL STOCK	3,154,902	3,154,902
CONTRIBUTED SURPLUS	10,211	10,211
DEFICIT	(2,963,999)	(2,838,783)
	201,114	326,330
	$ 298,604	$ 409,536

See accompanying notes to financial statements.

CHAMPION NATURAL HEALTH.COM INC.

EXEMPTION NUMBER 82-4485

INTERIM STATEMENT OF LOSS AND DEFICIT
(Unaudited - Prepared by Management)

	For the Three Months Ended September 30		For the Six Months Ended September 30	
	2003	2002	2003	2002
REVENUE				
Interest	$ 791	$ 3,845	$ 3,175	$ 6,662
EXPENSES				
Officers' remuneration	9,000	9,000	18,000	15,000
Shareholders' information	14,205	12,606	14,281	13,447
Professional fees	10,172	2,310	13,609	12,399
General	9,029	9,926	10,039	16,514
Transfer agent's fees and expenses	4,976	4,555	6,138	5,545
Maintenance fees	574	1,557	3,301	3,124
Interest (income)	300	(61)	615	289
Amortization	26,204	38,767	52,408	77,534
	74,460	78,660	118,391	143,852
LOSS BEFORE THE FOLLOWING	(73,669)	(74,815)	(115,216)	(137,190)
OTHER REVENUE AND EXPENSES				
Write-off related to Wellbeing Inc. (see Note 6)	(10,000)	-	(10,000)	-
NET LOSS FOR THE PERIOD	(83,669)	(74,815)	(125,216)	(137,190)
DEFICIT, beginning of period	(2,880,330)	(2,511,749)	(2,838,783)	(2,449,374)
DEFICIT, end of period	$ (2,963,999)	$ (2,586,564)	$ (2,963,999)	$ (2,586,564)
LOSS PER BASIC AND FULLY DILUTED SHARE	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.02)

See accompanying notes to financial statements.

CHAMPION NATURAL HEALTH.COM INC.

EXEMPTION NUMBER 82-4485

INTERIM STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)

	For the Three Months Ended September 30		For the Six Months Ended September 30	
	2003	2002	2003	2002
OPERATING ACTIVITIES				
Net loss for the period	$ (83,669)	$ (74,815)	$ (125,216)	$ (137,190)
Amortization	26,204	38,767	52,408	77,534
	(57,465)	(36,048)	(72,808)	(59,656)
Change in non-cash components of working capital				
Sundry receivable	5,542	737	3,958	(85)
Accounts payable and accrued liabilities	5,303	(9,338)	18,784	(1,807)
	10,845	(8,601)	22,742	(1,892)
	(46,620)	(44,649)	(50,066)	(61,548)
INVESTING ACTIVITY				
Mortgages receivable	95,000	393	95,000	778
FINANCING ACTIVITY				
Loans payable	(7,000)	(11,406)	(4,500)	(75,606)
CHANGE IN CASH AND CASH EQUIVALENTS	41,380	(55,662)	40,434	(136,376)
CASH AND CASH EQUIVALENTS, beginning of period	12,722	115,821	13,668	196,535
CASH AND CASH EQUIVALENTS, end of period	$ 54,102	$ 60,159	$ 54,102	$ 60,159

See accompanying notes to financial statements.

CHAMPION NATURAL HEALTH.COM INC.

NOTES TO INTERIM FINANCIAL STATEMENTS
(Unaudited - Prepared by Management)

SEPTEMBER 30, 2003

1. NATURE OF BUSINESS

The company is currently an investment-holding company with investments in natural health industry.

2. BASIS OF PRESENTATION

These interim financial statements should be read in conjunction with the financial statements for the Company's most recently completed fiscal year ended March 31, 2003. They do not include all disclosures required in annual financial statements but rather are prepared in accordance with recommendations for interim financial statements in conformity with Canadian general accepted accounting principles. They have been prepared using the same accounting policies, and methods as those used in the March 31, 2003 accounts.

The preparation of interim financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the interim financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

(a) Loans payable to an officer and directors are due after March 31, 2004 year-end and consist of the following:

	September 30 2003	March 31 2003
(i) Non-interest bearing	$ 10,015	$ 7,515
(ii) Bearing interest at rates varying between Nil and 4%	56,094	63,094
	$ 66,109	$ 70,609

(b) Accounts payable and accrued liabilities include $3,000 (March 31, 2003 - $Nil) in accrued salary to an officer.

4. MORTGAGE DISCHARGE

On July 9, 2003, the second mortgage receivable was discharged.

5. ACQUISITION OF WELLBEING INC.

On August 14, 2003, the company acquired all of the issued and outstanding shares of Wellbeing Inc. in an arms length transaction for US$257,100. The purchase price of US$257,100 was satisfied by CDN$10,000 cash and 500,000 units of the company, each unit comprised of one subordinate voting share in the capital of the company and one subordinate voting share purchase warrant, each warrant entitling the vendor to purchase a subordinate voting share of the company for an exercise price of US$0.60 for a period of two years following the closing. Wellbeing Inc. is a start-up company engaged in the self-referral preventative health care business utilizing total body MRI scanning through consumer retail clinics (see Note 6).

Exemption number 82-4485

6. SUBSEQUENT EVENT

Effective November 18, 2003, due to unfavourable market conditions, the company and the original owner of Wellbeing Inc. negotiated a cancellation of the August 14, 2003 acquisition of Wellbeing by the company and the resulting cancellation (reversal of treasury direction) related to the 500,000 units of the company issued to acquire Wellbeing (the units are being cancelled and the transaction is being considered null and void). Expenses of $10,000 associated with this transaction have been expensed during the second quarter (see Note 5).

82-4485

EQUITY
TRANSFER
SERVICES INC.

November 21, 2003

Dear Sir or Madam:

RE: **CHAMPION NATURAL HEALTH.COM INC**

We are pleased to confirm that copies of the following materials were mailed to shareholders on November 21, 2003.

Interim Financial Statements September 30, 2003

Yours Truly,
EQUITY TRANSFER SERVICES INC

R. Vieira

Per: Rosa Vieira
Senior Officer, Client Services

SUITE 420
120 Adelaide Street West
TORONTO, ONTARIO
M5H 4C3
TELEPHONE (416) 361-0152
FAX: (416) 361-0470
EMAIL:
info@equitytransfer.com